FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, VaR, stress testing, position and sensitivity analyses.

VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group's VaR assumes a time horizon of one trading day and a confidence level of 99%. The Group's VaR model is based on a historical simulation model, utilising data from the previous 500 days of time series results.

The VaR disclosure is broken down into trading and non-trading. Trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group's businesses.

The Group's VaR should be interpreted in light of the limitations of the methodology used, as follows:

•
Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the 500 trading day time series. Therefore, events more severe than those in the historical data series cannot be predicted.

•	The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The use of a one day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profits and losses will be incurred.

These limitations mean that the Group cannot guarantee that profits or losses will not exceed the VaR.

Risk and balance sheet management (continued)

Market risk: GBM traded revenue*

 http://www.rns-pdf.londonstockexchange.com/rns/8175L_-2011-8-5.pdf

Note:
(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

Key points*
•
The average daily revenue earned from GBM's trading activities in H1 2011 was £28 million, compared with £33 million in H1 2010. The standard deviation of these daily revenues was £19 million compared with £23 million in H1 2010. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

•	An analysis of the frequency distribution of daily revenue shows that there were four days with negative revenue during H1 2011 compared with seven days in H1 2010.

•	The most frequent result is a daily revenue of between £25 million and £30 million with 16 occurrences in H1 2011, compared with 14 occurrences in H1 2010.

* not reviewed

Risk and balance sheet management (continued)

Market risk (continued)

The table below details VaR for the Group's trading portfolio, segregated by type of market risk exposure, and between Core and Non-Core, Counterparty Exposure Management (CEM) and Core excluding CEM.

	Quarter ended
	30 June 2011				31 March 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	39.4	36.8	75.7	27.5	60.4	60.2	79.2	42.1
Credit spread	73.2	64.6	95.0	60.0	134.1	97.7	151.1	97.7
Currency	9.4	9.3	14.2	5.2	12.2	10.5	18.0	8.1
Equity	10.4	12.0	17.3	5.2	11.1	10.7	14.5	8.0
Commodity	0.2	0.3	1.6	-	0.2	0.1	0.7	-
Diversification		(61.0)				(71.1)

Total	78.7	62.0	117.9	60.8	156.4	108.1	181.3	108.1

Core	60.2	42.5	86.0	42.5	108.2	72.2	133.9	72.2
CEM	26.5	23.2	33.2	21.9	40.0	34.7	47.6	34.5
Core excluding CEM	57.1	39.4	78.4	39.2	88.0	70.6	106.2	65.2

Non-Core	69.3	51.4	110.1	47.5	113.9	109.4	128.6	104.1

Key points

Q2 2011 compared with Q1 2011
•
The Group's trading VaR reduced over the course of the second quarter as the exceptional volatility experienced during the financial crisis continued to drop out of the 500 days of time series data used in the VaR calculation.

•
The Core trading VaR and credit spread VaR decreased significantly at 31 March 2011 as GBM managed down its risk position given a volatile and risk averse environment and the adoption of more appropriate daily time series for sub-prime/subordinated RMBS. This decreased further in Q2 2011 as more inventory reductions were made and the reduced volatility in the time series continued to contribute to a lower VaR calculation.

•
The maximum interest rate VaR in Q2 2011 was driven by a higher exposure level ahead of the European Central Bank (ECB) meeting. Following the ECB meeting, positions were then reduced as the markets had fully factored in subsequent rate hikes, causing the interest rate VaR to reduce significantly. The VaR then remained at the lower level for the rest of the quarter.

•
The Non-Core trading VaR decreased significantly at the beginning of May 2011, as a result of continued de-risking of the Non-Core Markets portfolio in line with the overall strategy along with a period of high volatility dropping out of the VaR calculation.

Risk and balance sheet management (continued)

Market risk (continued)

	Half year ended
	30 June 2011				30 June 2010
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	49.8	36.8	79.2	27.5	45.8	42.8	64.2	32.5
Credit spread	103.4	64.6	151.1	60.0	158.2	203.0	203.2	113.0
Currency	10.8	9.3	18.0	5.2	20.6	21.4	28.0	13.9
Equity	10.8	12.0	17.3	5.2	10.4	6.7	17.3	6.6
Commodity	0.2	0.3	1.6	-	10.7	8.1	15.8	6.7
Diversification		(61.0)				(71.5)

Total	117.3	62.0	181.3	60.8	152.9	210.5	210.5	103.0

Core	84.0	42.5	133.9	42.5	95.5	118.1	145.4	58.9
CEM	33.2	23.2	47.6	21.9	45.1	75.5	76.5	30.3
Core excluding CEM	72.5	39.4	106.2	39.2	82.8	78.6	108.7	53.6

Non-Core	91.4	51.4	128.6	47.5	90.4	104.9	108.1	63.2

Key point

H1 2011 compared with H1 2010
•
The Group's trading VaR was significantly lower at 30 June 2011, compared with 30 June 2010. Both Core and Non-Core portfolios exhibited significantly reduced trading VaR in total and across asset class VaR components as the exceptional volatility of the market data from the period of the financial crisis dropped out of the time series data used in the VaR calculation and both portfolios engaged in active de-risking.

•	The commodity VaR was materially lower in H1 2011 compared with H1 2010 as the sale of the Group's interest in Sempra was completed at the end of 2010.

Risk and balance sheet management (continued)

Market risk (continued)

The table below details VaR for the Group's non-trading portfolio, excluding the SCP and loans and receivables (LAR), segregated by type of market risk exposure and between Core and Non-Core.

	Quarter ended
	30 June 2011				31 March 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.3	8.3	9.2	5.7	7.8	7.0	10.8	6.5
Credit spread	19.1	18.0	24.2	16.1	23.8	22.5	39.3	14.2
Currency	1.7	3.3	3.3	0.2	0.6	0.6	1.8	0.1
Equity	2.2	2.0	2.4	2.0	2.5	2.3	3.1	2.2
Diversification		(13.1)				(5.4)

Total	18.7	18.5	22.5	16.7	26.5	27.0	41.6	13.4

Core	18.5	19.4	24.6	15.7	25.5	26.1	38.9	13.5
Non-Core	3.7	4.3	4.3	2.8	2.6	2.4	3.4	2.2

Key points

Q2 2011 compared with Q1 2011
•	The Core non-trading VaR reduced over the course of the second quarter, primarily due to reduced volatility in the market data used in the VaR calculation.

•
The maximum non-trading credit spread VaR in Q2 2011 was significantly lower than in Q1 2011. The Q1 2011 maximum VaR was high due to a change in the time series used for the Dutch RMBS portfolio in RBS N.V. where more relevant and granular market data had become available and provided a better reflection of the risk in the portfolio. The Q2 2011 credit spread VaR decreased through the period as the volatile market data continued to drop out of the 500 day time series used in the VaR calculation.

	Half year ended
	30 June 2011				30 June 2010 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.0	8.3	10.8	5.7	8.8	7.3	13.3	5.5
Credit spread	21.4	18.0	39.3	14.2	44.6	23.0	101.2	23.0
Currency	1.1	3.3	3.3	0.1	1.7	3.4	7.6	0.3
Equity	2.3	2.0	3.1	2.0	0.8	0.3	3.5	0.2
Diversification		(13.1)				(6.3)

Total	22.6	18.5	41.6	13.4	42.0	27.7	98.0	25.0

Core	22.0	19.4	38.9	13.5	41.6	27.4	98.1	25.0
Non-Core	3.2	4.3	4.3	2.2	0.9	1.2	3.6	0.3

Note:
(1)	Revised to exclude LAR portfolios.

Risk and balance sheet management (continued)

Market risk (continued)

Key points
•
As for traded VaR, the Group's non-trading VaR was significantly lower at the end of H1 2011, when compared with the period end H1 2010, as the exceptional volatility of the market data from the period of the financial crises continued to drop out of the 500 days of time series data used in the VaR calculation.

•
The maximum credit spread VaR was significantly higher in the half year ended in 2010 than in  the half year ended 2011. This was primarily due to the increased market volatility experienced since the credit crisis being fully incorporated into the two year time series used by the VaR model.  This volatility was particularly pronounced in respect of credit spreads and had a marked impact on credit spread VaR.

•
A methodology enhancement to the ABS VaR was approved and incorporated into the regulatory model in mid-January 2010 which significantly reduced the credit spread VaR and the total and Core VaR. The enhancement better reflected the risk in the context of position changes, downgrades and vintage as well as improving differentiation between prime, Alt-A and sub-prime exposures.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio (SCP)

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2011
1-2 years	-	-	45	46	91	-	-	44	41	85
2-3 years	11	-	-	183	194	10	-	-	170	180
3-4 years	5	-	11	48	64	5	-	10	46	61
4-5 years	-	15	-	56	71	-	14	-	53	67
5-10 years	95	396	315	365	1,171	84	370	245	322	1,021
>10 years	390	498	551	526	1,965	167	420	391	388	1,366

	501	909	922	1,224	3,556	266	804	690	1,020	2,780

31 March 2011
1-2 years	-	19	-	38	57	-	18	-	34	52
2-3 years	12	19	43	70	144	12	17	42	64	135
3-4 years	-	5	11	206	222	-	5	10	194	209
4-5 years	15	15	-	36	66	15	14	-	33	62
5-10 years	96	467	313	385	1,261	85	435	232	342	1,094
>10 years	397	624	561	530	2,112	154	500	400	369	1,423

	520	1,149	928	1,265	3,862	266	989	684	1,036	2,975

31 December 2010
1-2 years	-	-	-	47	47	-	-	-	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	-	41	20	205	266	-	37	19	191	247
4-5 years	16	-	-	-	16	15	-	-	-	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440

	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084

Note:
(1)
MBS include sub-prime RMBS with a notional amount of £451 million (31 March 2011 - £455 million; 31 December 2010 - £471 million) and a fair value of £325 million (31 March 2011 - £330 million; 31 December 2010 - £329 million), all with residual maturities of greater than 10 years.

The SCP non-trading risk in Non-Core is not measured using VaR as the Group believes this is not an appropriate tool for this portfolio of illiquid debt securities. The reduction in CLO drawn notional and fair value in Q2 2011 was due to positions paying down.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary